Mail Stop 6010

August 2, 2006

Mr. Richard Smith
President and Chief Executive Officer
First Mercury Financial Corporation
29621 Northwestern Highway
Southfield, Michigan 48034

Re: First Mercury Financial Corporation
Amendment No. 1 to Form S-1
Filed on July 12, 2006
File No. 333-134573

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary – page 1

1.   We note your response to comment 4. However, a number of insurance terms remain in the summary and the meaning of a number of them is not clear. For example, in the next to last paragraph on page 1 you use the terms "produces" and "underwrites" and refer to CoverX as a "licensed wholesale broker." Please explain what a "wholesale broker" is. Also, please clearly explain what the difference is between "producing" insurance policies and "underwriting" them and more clearly explain what "fronting arrangements" are. Make similar changes where necessary throughout the prospectus.

2.   Please refer to the discussion of your combined ratio in the second paragraph under
        "Overview" on page 1. We note that your combined ratio appears to be considerably
        lower than that of most property and casualty insurance companies. Please identify and
        briefly discuss the underlying factors in your current and recent business operations that
        have contributed to the lowness of this ratio. Also indicate whether you anticipate that
        this ratio is likely to go up or stay the same in the future, and explain why.

3.   We note your response to comment 6. The disclosure in your summary should focus on
        revenues and premiums written, as opposed to "premiums produced." To the extent you
        discuss "premiums produced" to explain the changes in premiums written from one
        period to the next, the disclosure should focus on the changes in your business operations
        and highlight the shift in focus from a broker concentrating on underwriting business for
        third parties to an insurance company underwriting its own business. As currently
        written, your discussion of "premiums produced" appears to depict a measure of
        performance that is different from that presented in the financial statements as calculated
        in accordance with GAAP. Therefore, the current presentation is inappropriate.

4.   In your response to comment 6 you indicate that, without the explanation of premiums
        produced in the prospectus, an investor might assume that you realized extraordinary
        growth in your business because your direct written premiums increased from $1.1
        million in 2003 to $168.2 million in 2005. We think that a direct explanation of the
        changes you made in the conduct of your business during this time period, and not a
        discussion of "premiums produced" will make this clear to investors. Please revise the
        disclosure accordingly.

5.   We have also considered your response to comment 7. We do not believe you have
        adequately explained what information you intend to convey to an investor by means of
        the "cumulative loss and allocated loss adjustment expense ratio," or how an investor
        should use this information to analyze your business.   You say that you believe this
        calculation is "useful" in providing information on long term underwriting performance.
        However, you have not explained how this information should be used and you have not
        provided historical information for comparison, or explained how the changes in the way
        you conduct your business have impacted this ratio, which is what one would expect if
        the purpose is to evaluate long term performance. Also, without a comparison of your
        results with those of your competitors, it is unclear what significance the results of your
        calculations have. Please delete the discussion of this ratio from the summary.   The
        discussion in the body of the prospectus should be expanded to address the issues we
        raise in this comment, or deleted if you are unable to provide this information.

The Company – page 24

6.   In the last paragraph of page 24, explain what a "developing hard market" is.

Unaudited Pro Forma Consolidated Statements of Income, page 31

7.   Refer to your response to comment 22. Please remove the adjustment related to additional interest earned or tell us why its inclusion as a pro forma adjustment is considered appropriate. Please refer to Leslie A. Overton's speech at the twenty-fourth annual national conference on current SEC developments on December 10-11, 1996.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

Premiums Produced, page 42

8.   Refer to your response to comment 25 and comment 6. We believe showing a reconciliation of the premiums produced to direct premiums written, as disclosed on page 43, gives this operating measure a bias of being a measure of a single revenue stream, when in fact it is a source of multiple revenue streams. As such, please remove this reconciliation from the filing. Although we object under your current disclosure of presenting this reconciliation as a performance indicator of a single revenue stream, we encourage you to disclose the amount of premiums billed by CoverX on insurance policies it underwrites and issued on behalf of FMIC and other third party insurers in a context that improves the transparency of your disclosure.

Critical Accounting Policies

Loss and Loss Adjustment Expense Reserves, page 43

9.   We have read the disclosures included in your filing in response to our comment 26. On page 48 above the table you state that the table includes net ultimate loss and loss adjustment expense amounts by accident year from your statutory filing. Please clarify in the filing if those amounts represent the net ultimate loss and loss adjustment expense by accident year that are included in the loss and loss adjustment expense reserves under US GAAP. If not, please include the US GAAP reserves by accident year.

Business – page 79

10.   We have considered the supporting documentation you supplied in response to comment 37. We note that your disclosure includes compounded annual rates for various items, but the supporting data contains annual rates of change, not compounded annual rates. Please revise your disclosure to delete the compounded rates and replace them with the annual rates included in your supporting data. In the alternative, you may simply delete the compounded rate information.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Investments, page F-18

11.   Refer to your response to comment 48. The accounting for asset and mortgage backed securities must typically comply with the guidance of SFAS 91, SFAS 114, and EITF 99-20. Please explain to us your consideration of the applicable accounting pronouncements in determining your accounting policies related to these securities. For example, it is uncertain how you consider anticipated prepayments. Please refer to paragraph 19 of SFAS 91 and update your filing as appropriate.

Segment Information, page F-22

12.   Refer to your response to comment 46. It appears that throughout your filing you make a distinction between your security class of business and other specialty classes. As such it would appear that these are different types of products that should be disclosed separately pursuant to paragraph 37 of SFAS 131. Please revise your filing to include this disclosure.

Note 2. Mergers and Acquisitions, page F-23

13.   Refer to your response to comment 49, in particular your analysis of section 1.b. of EITF 88-16. It appears that the leveraged buy-out was consummated in principle on August 17, 2005, but the filing of your initial public offering was on May 30, 2006, which is less than one year from the date of consummation. We also refer to the definition of a public entity in SFAS 123(R), which states that a public entity is an entity that makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in the public market. Since you have filed your initial public offering on May 30, 2006, which

is less than one year since the consummation of the leveraged buy-out, it would appear that change in control was temporary. Please advice us as to why you believe you meet the requirements of section 1.b. given the above facts, and in your response please tell us how much of the company Gencloe will own upon the completion of the initial public offering.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Ibolya Ignat at 202-551-3656 or Joseph Roesler at 202-551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Scott M. Williams, Esq.
        McDermott Will & Emery LLP
        227 West Monroe Street
        Chicago, Illinois 60606